Filed Pursuant to Rule 424(b)(3)

Registration No. 333-276173

Prospectus Supplement

(to prospectus dated August 12, 2025)

AERIES TECHNOLOGY, INC.

10,566,347 Class A Ordinary Shares Issuable Upon Exercise of Exchange Rights

21,027,801 Class A Ordinary Shares Issuable Upon Exercise of Warrants

53,805,874 Class A Ordinary Shares

9,527,810 Warrants to Purchase Class A Ordinary Shares

Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated August 12, 2025 (the “Prospectus”) related to: (A) (i) up to 10,566,347 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Company”), upon exchange of shares of Aark Singapore Pte. Ltd. or Aeries Technology Group Business Accelerators Private Limited, pursuant to the exchange agreements dated November 6, 2023, and (ii) up to 21,027,801 Class A ordinary shares issuable upon the exercise of the (a) 11,499,991 redeemable warrants to purchase Class A ordinary shares that were issued by Worldwide Webb Acquisition Corp. as part of the units in its initial public offering (“IPO”), and (b) 9,527,810 redeemable warrants (the “Private Placement Warrants”) to purchase Class A ordinary shares originally issued to Worldwide Webb Acquisition Sponsor, LLC in a private placement that closed simultaneously with the consummation of the IPO; and (B) the resale from time to time by the Selling Securityholders (as defined in the Prospectus) of (i) an aggregate of up to 53,805,874 Class A ordinary shares, and (ii) up to 9,527,810 Private Placement Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 16, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “AERT” and “AERTW,” respectively. On September 15, 2025, the closing price of our Class A ordinary shares was $0.6068 per share and the closing price of our warrants was $0.0406 per warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 17 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body have approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 16, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2025

Aeries Technology, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40920	98-1587626
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Paya Lebar Road, #08-13 Paya Lebar Square Singapore	409051
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (919) 228-6404

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	AERT	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	AERTW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On September 16, 2025, Aeries Technology, Inc. (“Aeries” or the “Company”) entered into a Letter Agreement (the “Letter Agreement”) with Sandia Investment Management LP (“Sandia”) with respect to that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated as of November 3, 2023, by and between the Company and Sandia, as amended by that certain Forward Purchase Agreement Confirmation Amendment, dated as of November 3, 2023, as amended and restated by that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated as of November 27, 2024 (as amended and restated, the “Forward Purchase Agreement”).

The Letter Agreement primarily (1) provides for sales of Class A ordinary shares held by Sandia issued pursuant to the Forward Purchase Agreement (the “FPA Shares”) to offset the Company’s payment obligations to Sandia under the Forward Purchase Agreement at a sales price not lower than $1.05 per share continuing through December 31, 2025 (the “Designated Period”), (2) provides for the issuance and registration of additional Class A ordinary shares (the “Additional Shares”) to Sandia in an amount equal to (a) the result of dividing (i) the remaining liability at the end of the Designated Period by (ii) the greater of (x) the 30-day volume-weighted average price per Class A ordinary share on the Nasdaq Capital Market for the 30 trading days immediately preceding the expiration of the Designated Period or (y) $1.00 per share, minus (b) the number of remaining FPA Shares held by Sandia at the end of the Designated Period, provided that the total number of the Additional Shares issued shall not be less than 500,000 Class A ordinary shares, and (3) clarifies the Company’s payment obligations under the Forward Purchase Agreement in the case of a Change in Control (as defined in the Letter Agreement) or the delisting of the Company’s Class A ordinary shares from the Nasdaq Capital Market.

The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the text of the document, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Letter Agreement, dated September 16, 2025, between Aeries Technology, Inc. and Sandia Investment Management LP
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aeries Technology, Inc.
A Cayman Islands exempted company

Date: September 16, 2025	By:	/s/ Daniel S. Webb
Daniel S. Webb
Chief Financial Officer

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Exhibit 10.1

Sandia Investment Management LP 201 Washington Street, Boston, MA 02108	Aeries Technology, Inc. 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore 409051

September 16, 2025

This letter agreement (this “Letter Agreement”) is being executed by and between Sandia Investment Management LP, a Delaware limited partnership (“Investor”), and Aeries Technology, Inc., a Cayman Islands exempted company (formerly known as Worldwide Webb Acquisition Corp.) (the “Company,” and together with Investor, the “Parties” and each, a “Party”). Reference is made to that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated as of November 3, 2023, by and between the Company and Investor, as amended by that certain Forward Purchase Agreement Confirmation Amendment, dated as of November 3, 2023, as amended and restated by that certain Confirmation of OTC Equity Prepaid Forward Transaction, dated as of November 27, 2024 (as amended and restated, the “Agreement”, collectively with all other instruments, agreements or other items executed or delivered in connection with the Agreement or between the Parties in contemplation of the consummation of the de-SPAC transaction of the Company completed in November 2023 are referred to herein as the “Transaction Documents”). Capitalized terms used but not otherwise defined herein have the meanings assigned thereto in the Agreement.

WHEREAS, Investor was, until recently, the record and beneficial owner of 1,500,000 Class A ordinary shares of the Company that were and are the subject of the Agreement (the “Shares”);

WHEREAS, Investor was obligated to return all 1,500,000 Shares to the Company, while the Company was obligated to pay the Investor the Maturity Consideration, consisting of a cash payment equal to $3,000,000.00 (the “Payment”), as of the Maturity Date.

WHEREAS, Investor recently began selling the Shares and is, as of the date of this Letter Agreement, the record and beneficial owner of 1,232,893 Shares, having generated $343,777.13 in sales proceeds;

WHEREAS, to settle the Payment, the Parties have agreed that the Company will not require the Investor to return the Shares, provided that the Investor shall sell the Shares and offset any proceeds from such sales, including the $343,777.13 in previously generated sales proceeds, against the Payment, with any remaining balance of the Payment, after such sales, if any, being settled through the issuance of additional Class A ordinary shares by the Company to the Investor, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in exchange for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and confirmed, and the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1. Settlement of Payment. Notwithstanding anything to the contrary in the Transaction Documents, the Parties acknowledge and agree that the Company’s sole remaining liability under the Agreement is the Payment, which, after deducting $343,777.13 in previously generated sales proceeds, totals $2,656,222.87 as of the date of this Letter Agreement; and the Investor’s sole remaining liability under the Agreement is to return the remaining Shares. Subject to the terms and conditions set forth herein, the Payment shall be settled by allowing the Investor to retain and sell the Shares and apply the proceeds from such sales (collectively, the “Proceeds”), to reduce the Payment liability, beginning with the first such sale and continuing through December 31, 2025 (the “Designated Period”); and if, after the earlier of (i) the end of the Designated Period or (ii) the sale of all the Shares, the total Proceeds are insufficient to fully satisfy the Payment liability, the Company shall issue additional Class A ordinary shares to the Investor.

Notwithstanding anything to the contrary herein, the Company may elect, at its discretion any time after the date hereof, with 15 days’ notice to the Investor, to pay the full remaining Payment amount to the Investor in cash and require the Investor to concurrently return any remaining Shares or, if applicable, Additional Shares to the Company, subject to the provisions of Section 1.2 below.

1.1 Sales within the Designated Period. Investor may, within the Designated Period and at times and prices and in amounts as it may determine in its sole discretion, sell the Shares, provided that the sale price for each sale is not below $1.05 per share (the “Minimum Sale Price”). The Proceeds of the sales shall be retained by Investor in satisfaction of the Payment, with the Proceeds reducing the outstanding Payment liability by an equal amount. If, at any time prior to the end of the Designated Period, the (i) total Proceeds from sales of the Shares is greater than the Payment amount or (ii) the product of (x) the remaining Shares and (y) the Minimum Sale Price is greater than the remaining Payment liability, Investor shall retain all of the Proceeds without any obligation to remit any portion to the Company, the Payment shall be deemed fully satisfied, and Investor shall have no obligation to return any Shares to the Company. Notwithstanding anything to the contrary in this Section 1.1, the Parties may agree in writing, executed by both Parties, to modify the Minimum Sale Price to a higher or lower price per share at any time after the entry into this Letter Agreement.

1.2 Issuance and Registration of Additional Shares to Satisfy Any Remaining Payment Liability Following the Expiration of the Designated Period. If, following the expiration of the Designated Period, the Proceeds are less than the full Payment amount, and subject to compliance with applicable securities laws and Nasdaq listing rules, the balance of the Payment (after deducting the Proceeds from the Payment) shall be settled by the Company through the issuance of additional Class A ordinary shares (the “Additional Shares”) in an amount calculated as follows: (a) the result of dividing (i) the remaining Payment liability by (ii) the greater of (1) a per-share price equal to the 30-day volume-weighted average price on Nasdaq for the 30 trading days immediately preceding the expiration of the Designated Period or (2) $1.00 per share (the “Floor Price”), minus (b) the number of remaining unsold Shares at the end of the Designated Period, provided that the total number of the Additional Shares issued shall not be less than 500,000 Class A ordinary shares. Following the issuance of the Additional Shares, Investor may sell the Additional Shares, along with any remaining Shares, through June 30, 2026 (the “Additional Designated Period”), subject to the Minimum Sale Price, as adjusted, if applicable.

Additionally, the Company agrees to register the issued Additional Shares for resale under on one or more registration statements pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Company will use commercially reasonable efforts to cause the relevant registration statement to be declared effective by the SEC within 60 days after the end of the Designated Period (or 125 days if the Securities and Exchange Commission (the “SEC”) notifies the Company that it will “review” the registration statement) and to maintain its effectiveness until the earlier of (i) the Investor having sold all Additional Shares or (ii) the Additional Shares becoming transferable by the Investor in reliance on Rule 144 under the Securities Act without any restrictions, including the volume and manner of sale limitations under Rule 144.

On December 31, 2025, and at each subsequent quarter-end until the Payment is fully satisfied, the Investor may elect either to continue selling any remaining Shares and Additional Shares pursuant to the terms of Section 1.1, or with at least 15 days’ notice, to require the Company to satisfy any remaining Payment liability in cash, provided that the Investor must concurrently return any remaining Shares and Additional Shares to the Company.

If the Company determines to pay the outstanding Payment liability in cash at any time during the Designated Period, the Investor shall deliver back to the Company the remaining Shares held, less 500,000 Class A ordinary shares. If the Company determines to pay the outstanding Payment liability in cash at any time during the Additional Designated Period, the Investor shall deliver back to the Company the lesser of (i) 500,000 shares or (ii) the remaining Shares and Additional Shares.

If any Payment liability remains outstanding as of June 30, 2026, the Investor may, at its option, (a) with at least 15 days’ notice, require the Company to satisfy any remaining Payment liability in cash, provided that the Investor must concurrently return any remaining Shares and Additional Shares to the Company; or (b) (i) retain any remaining Shares and Additional Shares and reduce the outstanding Payment liability by an amount equal to (x) the total number of remaining Shares and Additional Shares multiplied by (ii) the 30-day volume-weighted average price of the Company’s Class A ordinary shares on Nasdaq for the preceding 30 trading days, and (b) with at least 15 days’ notice, require the Company to satisfy any remaining Payment liability after such deduction in cash.

1.3. Reporting Cooperation. The Investor agrees to provide the Company with a report every two weeks detailing the number of Shares and Additional Shares sold during that period, the sale prices, and the corresponding reduction in the outstanding balance of the Payment. Each report shall also specify the remaining Payment liability as of the reporting date. These reports shall continue until the Payment is fully satisfied.

1.4 Adjustment upon Subdivision or Combination of Class A Ordinary Shares. If the Company at any time after the date of this Letter Agreement subdivides (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) its outstanding Class A ordinary shares into a greater number of shares, the Minimum Sale Price and the Floor Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Shares and Additional Shares will be proportionately increased. If the Company at any time after the date of this Letter Agreement combines (by any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise) its outstanding Class A ordinary shares into a smaller number of shares, the Minimum Sale Price and the Floor Price in effect immediately prior to such combination will be proportionately increased and the number of Shares and Additional Shares will be proportionately decreased. Any adjustment under this Section 1.4 shall become effective at the close of business on the date the subdivision or combination becomes effective. The Company shall promptly notify Investor of any adjustment under this Section 1.4, including filing a Current Report on Form 8-K with the SEC to disclose the relevant events.

1.5 Change in Control. If the Company, at any time during the Designated Period or Additional Designated Period, undergoes a Change in Control (as defined below) and the Shares and Additional Shares, if applicable, held by the Investor are cancelled in exchange for the right to receive cash consideration (the “Change in Control Consideration”), and such Change in Control Consideration exceeds the remaining Payment liability immediately prior to such Change in Control, the Payment liability shall be deemed satisfied and the Company shall have no further obligation to the Investor with respect to this Letter Agreement. To the extent that the Change in Control Consideration is less than the remaining Payment liability immediately prior to the Change in Control, the Company shall pay in cash the difference between (A) the remaining Payment liability immediately prior to the Change in Control and (B) the Change in Control Consideration. For purposes of this Section 1.5, “Change in Control” shall mean (i) a merger or consolidation of the Company with any other corporation or other entity, other than a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or parent company thereof) more than 50% of (x) the combined voting power of the voting securities and (y) the economic interests of the surviving entity or the ultimate parent company thereof (within the meaning of Section 424(e) of the Internal Revenue Code of 1986, as amended), provided that a merger or consolidation effected to implement an internal recapitalization of the Company (or similar transaction) in which no “person” is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing more than 50% of either the combined voting power of the Company’s then-outstanding voting securities or the then-outstanding economic interests shall not be considered a Change in Control; or (ii) a complete winding up, liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets in which any “person,” other than a person or persons who beneficially own, directly or indirectly, 50% or more of the combined voting power and economic interests of the outstanding voting securities of the Company immediately prior to the sale, acquires (or has acquired during the 12-month period ending on the most recent acquisition by such “person”) assets from the Company that have a total gross fair market value equal to 50% or more of the total gross fair market value of all of the assets of the Company as of immediately prior to such sale or disposition of the Company’s assets.

1.6 Best Efforts. During the Designated Period and the Additional Designated Period, unless the Investor has requested payment in cash to satisfy any remaining Payment liability as permitted herein, Investor shall use its reasonable best efforts to sell at least thirty percent (30%) of the daily trading volume of the Company’s Class A ordinary shares on each trading day when the trading price of the Class A ordinary shares exceeds $1.05 per share (or the equivalent amount adjusted to reflect any adjustments to the Minimum Sale Price).

1.7 Delisting. Should the Company be delisted from the Nasdaq Capital Market during either the Designated Period or Additional Designated Period and correspondingly the Investor becomes unable to sell shares due to regulatory restrictions, the Payment liability shall become due within 30 days.

2. Entire Agreement and Amendments. This Letter Agreement supersede all other prior oral or written agreements between the Parties, their affiliates and persons acting on their behalf with respect to the matters discussed herein and therein. This Letter Agreement contains the entire understanding of the Parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither of the Parties makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Letter Agreement may be amended other than by an instrument in writing signed by the Party against which such amendment is to be enforced.

3. Governing Law, Jurisdiction, and Waiver of Jury Trial. This Letter Agreement, and any and all claims, proceedings or causes of action relating to this Letter Agreement or arising from this Letter Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and solely in accordance with the substantive and procedural laws of the State of New York, in each case as in effect from time to time and as the same may be amended from time to time, and as applied to agreements performed wholly within the State of New York. The Parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of New York, sitting in New York County, New York and the United States District Court of the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this Letter Agreement. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THE PERFORMANCE THEREOF (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

4. Counterparts. This Letter Agreement may be executed in counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts, taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of this Letter Agreement electronically shall be equally as effective as delivery of a manually executed counterpart of this Letter Agreement. No waiver of any provision of this Letter Agreement shall be effective or enforceable unless made in writing signed by the party waiving any right or privilege hereunder.

[Signature pages follow]

Sandia Investment Management LP, acting as
Investment Manager on behalf of the below Investors:

Diametric True Alpha Market Neutral Master Fund, LP

Diametric True Alpha Enhanced Market Neutral Master Fund, LP

By:	/s/ Thomas J. Cagna
Name:	Thomas J. Cagna
Title:	COO, CFO & CCO

[Letter Agreement re: Investor & AERT FPA Satisfaction]

AERIES TECHNOLOGY, INC.

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	Chief Financial Officer

[Letter Agreement re: Investor & AERT FPA Satisfaction]

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